April 26, 2021

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Tara Harkins and Kevin Kuhar

Re: NextCure, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020 Filed March 4, 2021

File No. 001-38905

Ladies and Gentlemen:

This letter sets forth responses of NextCure, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 15, 2021, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”).

The text of the Staff’s comment has been included in this letter for your convenience, along with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2020 Exhibits

1.	We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to the Form 10-K, which includes revised certifications to include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

April 26, 2021

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions related to this letter, please contact the undersigned at (240) 479-2718 or Andrea Reed at (312) 853-7881 of Sidley Austin LLP.

Sincerely,

/s/ Steven P. Cobourn

Steven P. Cobourn Chief Financial Officer

NextCure, Inc., 9000 Virginia Manor Road, Suite 200, Beltsville, Maryland 20705